Filed by Tile Shop Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: JWC Acquisition Corp.

Commission File No. 000-54202

The information below was provided in a Current Report on Form 8-K filed by JWC Acquisition Corp. on June 28, 2012. The contribution and merger agreement for the proposed business combination among JWC Acquisition Corp., The Tile Shop, LLC and Tile Shop Holdings, Inc. was filed as Exhibit 2.1 to such Current Report on Form 8-K and is incorporated by reference into this filing. JWC Acquisition Corp. also filed certain ancillary agreements entered into in connection with the contribution and merger agreement as Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5, respectively, to such Current Report on Form 8-K, which exhibits are also incorporated by reference into this filing.

On June 27, 2012, JWC Acquisition, Corp. a Delaware corporation (the “Company”) entered into a Contribution and Merger Agreement, (the “Contribution and Merger Agreement”) by and among, the Company, The Tile Shop, LLC, a Delaware limited liability company (“The Tile Shop”), ILTS, LLC, a Delaware limited liability company (“ILTS”), The Tile Shop, Inc., a Minnesota corporation (“TS Inc.”), JWTS, Inc., a Delaware corporation (“JWTS”) and each of the other members of The Tile Shop (together with TS Inc., JWTS and ILTS, the “Members”), Nabron International Inc., a Bahamas corporation (“Nabron,” and, together with the Members other than ILTS, the “Sellers”), Tile Shop Holdings, Inc., a Delaware corporation (“TS Holdings”), Tile Shop Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of TS Holdings (“Merger Sub”) and Peter Jacullo, in his capacity as Sellers’ representative (the “Sellers’ Representative”). The transactions contemplated by the Contribution and Merger Agreement are collectively referred to as the “Business Combination”.

The Tile Shop is a leading specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. The Tile Shop sells over 4,000 products from around the world, including ceramic, porcelain, glass, and stainless steel manufactured tiles and marble, granite, quartz, sandstone, travertine and onyx natural tiles, primarily under its proprietary Rush River, Fired Earth and Superior brand names. As of May 31, 2012, The Tile Shop operated 61 stores in 20 states.

Upon the consummation of the transactions contemplated under the Contribution and Merger Agreement, the Sellers will contribute, directly or indirectly, all of the membership interests in The Tile Shop to TS Holdings in exchange for cash and common stock and promissory notes of TS Holdings, each share of common stock of the Company will be exchanged for one share of TS Holdings common stock, and TS Holdings will hold all of the outstanding equity of The Tile Shop and the Company. After the completion of Business Combination, the current members of The Tile Shop and the current stockholders of the Company will own approximately 67% and 33%, respectively, of the issued and outstanding shares of TS Holdings common stock, assuming that none of the Company’s stockholders exercise their redemption rights in connection with the Business Combination.

The Contribution and Merger Agreement is subject to the approval of the Company’s stockholders, in accordance with the Company’s second amended and restated certificate of incorporation and the Delaware General Corporation Law. If approved, the Business Combination is expected to be consummated promptly following the receipt of approval from the Company stockholders and the satisfaction or waiver of the other conditions.

TS Holdings intends to apply to have its common stock listed on the Nasdaq Stock Market under the symbol “TTS”. The Company’s warrants, which will become exercisable for shares of TS Holdings common stock, will continue to be traded on the Over-The-Counter Bulletin Board (the “OTCBB”). Upon the consummation of the Business Combination, the common stock and units of the Company will cease trading on the OTCBB.

The Contribution and Merger Agreement is described in greater detail below. This description of the Contribution and Merger Agreement is qualified in its entirety by reference to the full text of such agreement which is attached hereto as Exhibit 2.1 and incorporated herein by reference. You are urged to read the entire Contribution and Merger Agreement and the other exhibits attached hereto.

The Contribution and Merger Agreement

Contribution

Pursuant to the terms of the Contribution and Merger Agreement, the Sellers (other than Nabron) will contribute their membership interests in The Tile Shop to TS Holdings, constituting all of the membership interests of The Tile Shop other than the membership interests held by ILTS, and Nabron will contribute its membership interests in ILTS to TS Holdings (collectively, the “Contribution”), resulting in The Tile Shop becoming wholly owned by TS Holdings, in exchange for (i) a cash payment of $100,000,000 (the “Cash Consideration”), (ii) 29,500,000 shares of TS Holdings common stock (the “Stock Consideration”) and (iii) unsecured and subordinated promissory notes issued by TS Holdings in an aggregate principal amount of $80,000,000 less the amount of indebtedness (including capital lease obligations) of The Tile Shop and its subsidiary and cash payments due certain current and former employees under an incentive equity plan of The Tile Shop (the “Promissory Note” and, together with the Cash Consideration and the Stock Consideration, the “Contribution Consideration”).

The Contribution Consideration is subject to the following adjustments at the consummation of the Business Combination:

1.	If the Company’s stockholders exercise their rights to redeem greater than 1,500,000 shares of TS Holdings common stock for cash equal to their pro rata share of the aggregate amount on deposit in trust account, then at the consummation of the Business Combination (a) the Stock Consideration will be increased by the number of shares of TS Holdings common stock equal to the number of shares that were redeemed in excess of 1,500,000, up to a maximum increase of an additional 2,500,000 shares of TS Holdings common stock and (b) the Cash Consideration will be reduced by the number of each such additional share of Stock Consideration multiplied by $10.

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2.	In the event that certain specified transaction expenses of the Company are less than $3,750,000, then the Stock Consideration will be increased by the number of shares of TS Holdings Common Stock equal to the amount of such deficiency divided by 10.

3.	In the event that the Company has entered into agreements to purchase a portion of the Company’s public warrants with the consent of the Sellers’ Representative, then (i) the Stock Consideration will be increased by the number of shares equal to the amount paid for such warrants (the “Warrant Purchase Amount”) divided by 10, and (ii) the Cash Consideration will be reduced by an amount equal to the Warrant Purchase Amount.

The Promissory Notes will mature three years from the consummation of the Business Combination, be prepayable at any time by TS Holdings without penalty, and have an annual interest rate of 4% payable quarterly. Upon the issuance of senior indebtedness and the use of proceeds from such issuance to repay not less than 50% of the principal amount of the Promissory Notes, the term of the Promissory Notes will extend to 180 days after the term of such senior indebtedness and the interest rate on the Promissory Notes will be increased to 10% per annum. If the Promissory Notes have not been repaid in full within three years after the consummation of the Business Combination, the holders of the Promissory Notes will have the right to convert their pro rata portion of up to an aggregate of $20,000,000 of the then outstanding aggregate principal amount of such notes into common stock of TS Holdings at a conversion price of $10 per share.

Merger

Concurrently with the Contribution, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving, and (i) each outstanding share of the Company’s common stock will be exchanged for one share of TS Holdings common stock, (ii) each outstanding warrant which is currently exercisable for one share of the Company’s common stock will be exercisable for one share of TS Holdings common stock and (iii) each outstanding share of common stock of Merger Sub shall be exchanged for one share of the Company with the Company becoming a wholly-owned subsidiary of TS Holdings. Prior to the Merger, each outstanding unit of the Company will be separated into its component common stock and warrant, each of which will be treated as described above.

Redemption Rights

In connection with the Business Combination, the holders of shares of common stock of the Company which were purchased in the Company’s initial public offering may redeem their shares of common stock of the Company upon the consummation of the Business Combination for cash in an amount equal to their pro rata share of the aggregate amount on deposit in the Company’s trust account established in connection with the Company’s initial public offering. The Company has no specified maximum redemption threshold; however, the consummation of the Business Combination is subject to condition that holders of no more than 5,500,000 shares have exercised their redemption rights. In the event and to the extent that the Company’s stockholders exercise their redemption rights with respect to greater than 4,000,000 shares, members of JWC Acquisition LLC, the Company’s sponsor (the “Sponsor”), have agreed to purchase up to 1,500,000 shares of TS Holdings common stock at a purchase price of $10.00 per share, in order to fund such redemptions.

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Representations and Warranties; Limited Indemnification

The parties to the Contribution and Merger Agreement have made representations and warranties to each other as of specific dates for the purpose of allocating risk and not for the purpose of establishing facts. In addition, the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties together with the Contribution and Merger Agreement While the Company does not believe that these schedules contain material information that the securities laws require it to publicly disclose, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Contribution and Merger Agreement Accordingly, the representations and warranties should not be relied on as characterizations of the actual state of facts. Other than with respect to each Seller’s representations with respect to ownership of the membership interests in The Tile Shop and with respect to the limited operations of ILTS, none of the representations and warranties set forth in the Contribution and Merger Agreement will survive the closing of the Business Combination and will terminate as of such closing. Moreover, other than with respect to liabilities of ILTS and certain pre-closing tax liabilities, the Sellers are not providing any specific indemnification.

Stockholders’ Meeting

The Company has agreed to promptly call a meeting of its stockholders for the purpose of voting upon the Contribution and Merger Agreement and will use its reasonable best efforts to solicit the approval of the Combination and Merger Agreement by the stockholders of the Company.

Registration Statement

TS Holdings will prepare and file with the SEC a registration statement on Form S-4 in connection with the registration of the shares of TS Holdings to be issued to the Company’s stockholders pursuant to the Contribution and Merger Agreement, which registration statement will include a proxy statement/prospectus to be sent to the stockholders of the Company. The Company and TS Holdings are required to use their reasonable efforts to have such registration statement declared effective as promptly as practicable thereafter.

Purchase of Warrants

The Company has agreed to seek to identify holders of the Company’s public warrants willing to sell their public warrants to the Company and, subject to the consent of the Sellers’ Representative, agree to purchase such warrants upon the consummation of the Business Combination. If the Company enters into any such agreements, the purchase price of such warrants will be funded by a reduction in the amount of consideration payable to the Sellers as described above.

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Conditions to Completion of the Business Combination

Consummation of the Business Combination is subject to customary conditions, including, among others: (i) that the registration statement of TS Holdings on Form S-4, which will include the proxy statement/prospectus, has been declared effective by the SEC, (ii) that the stockholders of the Company having approved and adopted the Contribution and Merger Agreement, (iii) that holders of no more than 5,500,000 shares of the Company’s common stock exercise their redemption rights for cash payment equal to their pro rata portion of the Trust Account, (iv) that holders of no more than 500,000 shares of the Company’s common stock exercise appraisal rights in connection with the Merger pursuant to the Delaware General Corporation Law, (v) that all authorizations and permits required to be obtained from applicable government authorities have been obtained and any applicable waiting period under the Hart-Scott-Rodino Act has expired, (vi) that the shares of TS Holdings common stock shall have been approved for quotation on the OTC Bulletin Board or listing on the NASDAQ Capital Market and (vii) that there is no governmental order or law that would prohibit or otherwise make the Business Combination illegal.

Termination

The Contribution and Merger Agreement may be terminated under certain limited circumstances prior to the earlier of the closing of the Business Combination or August 23, 2012 or such later date following which the Company is required to cease all operations and redeem the shares of the Company’s common stock issued in the Company’s initial public offering (the “Final Date”).

If the Contribution and Merger Agreement is terminated, all rights and obligations of the parties thereunder will terminate without any liability of any party or any of their respective affiliates or their directors, officers, partners, members, managers, employees, agents or representatives or any of them; provided that such termination if on account of a willful breach of a covenant of a party will not relieve any party then in breach of the covenant contained therein for any liability suffered by any other party or intended third-party beneficiary under the Contribution and Merger Agreement.

If the Company does not complete the Business Combination by the Final Date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, redeem 100% of the public shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the trust account, including interest but net of franchise and income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemptions, dissolve and liquidate.

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Use of Funds in Trust Account

Upon the consummation of the Business Combination, the funds held in the trust account will be released (i) to pay the Company’s stockholders who properly exercise their redemption rights, (ii) to make a cash payment to the Sellers in partial consideration of their contribution to TS Holdings, (iii) to pay $5 million in deferred underwriting compensation to the underwriters of the Company’s initial public offering and advisory fees to other persons, (iv) to pay J.W. Childs Associates, L.P. amounts owed for unpaid rent and unreimbursed administrative expenses, not to exceed $500,000, (v) to pay third parties (e.g., professional advisors, printers, and consultants) who have rendered services to the Company, the Sellers, The Tile Shop, and TS Holdings in connection with the Business Combination, (vi) to pay the aggregate purchase price payable by the Company for public warrants it may purchase, and (vii) with any balance to be used for working capital purposes.

Board of Directors of TS Holdings

Upon the consummation of the Contribution and Merger Agreement, the directors of TS Holdings will be William Watts (Chairman), Robert Rucker, Peter Jacullo, Todd Krasnow, Peter Kamin and Adam Suttin, with Messrs. Suttin and Jacullo in the class whose term will expire immediately prior to the annual meeting of stockholders in 2013, Messrs. Krasnow and Kamin in the class whose term will expire immediately prior to the annual meeting of stockholders in 2014, and Messrs. Watts and Rucker in the class whose term will expire immediately prior to the annual meeting of stockholders in 2015. In addition, the parties have agreed that the members of the Audit Committee will be Messrs. Kamin, Jacullo and Suttin and members of the Compensation Committee will be Messrs. Krasnow, Jacullo and Watts.

Lock-Up Agreements of the Sellers and Sponsor

The Sellers and members of the Sponsor have entered into lock-up agreements covering the shares of TS Holdings common stock that will be received by them pursuant to the Contribution and Merger Agreement. The lock-up agreements generally provide that the Sellers and the members of the Sponsor will be prohibited from selling shares of TS Holdings common stock received by them pursuant to the Business Combination, until the earlier of (i) one year after the consummation of the Business Combination, (ii) TS Holdings common stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date or (iii) TS Holdings consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of TS Holdings common stock for cash, securities or other property. Additionally, 290,697 shares of TS Holdings common stock that will be held by members of the Sponsor will be subject to a two year lock-up period, subject to earlier release in the event that (i) TS Holdings common stock achieves the stock price target of $12.00 per share described above or (ii) TS Holdings consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of TS Holdings common stock for cash, securities or other property for an amount which equals or exceeds $12.00 per share and these shares will be cancelled if the foregoing conditions have not been satisfied by the end of the two year lock-up period. These transfer restrictions do not apply to certain permitted transfers, including transfers to family members, entities established for estate planning purposes, controlled corporations and other entities, or in the event that, subsequent to the consummation of the Business Combination, TS Holdings consummates a merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of TS Holdings common stock for cash, securities or other property. The description of the Lock-up Agreements is qualified in its entirety by reference to the full text of the Lock-up Agreements which are attached hereto as Exhibits 10.1 and 10.2.

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Registration Rights Agreement

The Company, TS Holdings, the Sellers and the members of the Sponsor have entered into a Registration Rights Agreement pursuant to which the Sellers and members of the Sponsor will be entitled to registration rights, subject to certain limitations, with respect to TS Holdings common stock they receive in the Business Combination. The holders of a majority in interest of TS Holdings common stock held by the Sellers will be entitled to require TS Holdings, on up to four occasions, to register under the Securities Act the shares of common stock they receive in the Business Combination. The holders of a majority in interest of TS Holdings common stock held by the members of the Sponsor will be entitled to require TS Holdings, on up to two occasions, to register under the Securities Act the shares of common stock they receive in the Business Combination and any shares issued to the members of the Sponsor pursuant to the exercise of the sponsor warrants. The securities that may be registered pursuant to the registration rights agreement are referred to as registrable securities. The majority in interest of each of the Sellers and the members of the Sponsor may elect to exercise these registration rights at any time after the earlier of (i) one year after the closing date or earlier if, subsequent to the closing date, the last sales price of TS Holdings common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date or (ii) TS Holdings consummates a subsequent liquidation, merger, stock exchange or similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of common stock for cash, securities or other property. In addition, these stockholders will have certain “piggyback” registration rights on registration statements filed after TS Holdings consummates the Business Combination. TS Holdings will bear the expenses incurred in connection with the filing of any such registration statements. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is attached hereto as Exhibit 10.3.

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Sponsor Agreement

The Sponsor, the members of the Sponsor and TS Holdings have entered into a letter pursuant to which (i) immediately prior to the effective time of the Merger, the Sponsor will distribute to its members all of the shares of Company’s common stock held by the Sponsor, (ii) immediately prior to the effective time of the Merger, each holder of warrants of the Company held by members of the Sponsor (the “Sponsor Warrants”) will waive their rights and the rights of their permitted transferees to exercise the Sponsor Warrants for cash and such Sponsor Warrants may only be exercised on a cashless basis and prior to such cashless exercise such members will not sell, assign or otherwise transfer any of the Sponsor Warrants other than to certain permitted transferees on terms set forth in the Warrant Agreement relating thereto; (iii) the Sponsor Warrants will be subject to redemption after the underlying shares of the common stock of TS Holdings exceed $18 per share in the same manner that the warrants held by persons other than the members of the Sponsor are subject to redemption; (iv) members of the Sponsor will agree to purchase at the closing of the Business Combination up to 1,500,000 shares of the common stock of TS Holdings at a price of $10 per share to the extent holders of Common Stock of the Company have exercised their rights under the Company’s certificate of incorporation, as amended, to cause the Company to redeem greater than 4,000,000 shares of the Company’s common stock for a cash payment from trust account; (v) from the date of the Sponsor Agreement until the 18 month anniversary of the consummation of the Business Combination, the members of the Sponsor agree not to and to cause their affiliates not to, directly or indirectly purchase any warrants from public warrantholders; and (vi) each of the members of the Sponsor has agreed to cause J.W. Childs Associates, L.P. to waive any of its rights to convert any unreimbursed advances made to the Company into warrants of the Company. The description of the Sponsor Agreement is qualified in its entirety by reference to the full text of the Sponsor Agreement which is attached hereto as Exhibit 10.4.

Warrant Purchase Agreement

The Sellers and an affiliate of the Sponsor have entered into a Warrant Purchase Agreement pursuant to which the Sellers have agreed to purchase at the closing of the Business Combination 4,466,885 public warrants held by JWC Warrant Holdings, LLC for an aggregate purchase price of $3,419,327.00. The description of the Warrant Purchase Agreement is qualified in its entirety by reference to the full text of the Warrant Purchase Agreement which is attached hereto as Exhibit 10.5.

Forward-Looking Statements

This Current Report on Form 8-K may include “forward looking statements” within the meaning of the “safe harbor” provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution and Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company, Sellers, The Tile Shop or others following announcement of the Contribution and Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Business Combination; (5) the risk that the proposed business combination would disrupt current plans and operations as a result of the announcement and consummation of the Business Combination described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that TS Holdings, The Tile Shop or the Company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in filings with the SEC by the Company or TS Holdings.

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Investors are referred to the most recent reports filed with the SEC by the Company. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

TS Holdings intends to file with the SEC a Registration Statement on Form S-4, which will include a preliminary proxy statement of the Company and a prospectus in connection with the proposed business combination. The Company will mail a defmitive proxy statement and other relevant documents to the stockholders of the Company. Stockholders of the Company and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and definitive proxy statement in connection with the Company’s solicitation of proxies for the special meeting to be held to adopt the Contribution and Merger Agreement and approve the Business Combination because these proxy statements will contain important information about the Company, The Tile Shop, TS Holdings and the transactions contemplated by the Contribution and Merger Agreement. The definitive proxy statement will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the registration statement and the proxy statement/prospectus, without charge, once available, at the SEC’s Internet site at http://www.sec.gov or by directing a request to: Jeffrey J. Teschke, Secretary, JWC Acquisition Corp., Bay Colony Corporate Center — North Entrance, 1000 Winter Street — Suite 4300, Waltham, Massachusetts 02451, or at jteschke@jwchilds.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed business combination. Information regarding the officers and directors of the Company is available in the Company’s annual report on Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form S-4 (and will be included in the definitive proxy statement/prospectus for the proposed business combination) and the other relevant documents filed with the SEC.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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